UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549



_________________________________________________________________________

Application of Unitil Corporation       )
                                        )       CERTIFICATE PURSUANT TO
and its Subsidiaries on Form U-1        )       RULE 24 UNDER THE PUBLIC
                                        )       UTILITY HOLDING COMPANY ACT
(File No. 70-9053)                      )       of 1935

__________________________________________________________________________


	Pursuant to the requirements of Rule 24 under the Public Utility Holding Company Act of 1935, Unitil Corporation ("Unitil"), on behalf of itself and its subsidiaries, Concord Electric Company, Exeter & Hampton Electric Company, Fitchburg Gas and Electric Light Company, Unitil Power Corp., Unitil Realty Corp., Unitil Resources Inc. and Unitil Service Corp., hereby files the attached quarterly report as required by the Securities and Exchange Commission's order approving short-term borrowings by Unitil and its subsidiaries and approving the Unitil System money pool (HCAR. No. 25773; File No. 70-8066, March 29, 1993; File No. 70-8623, July 11, 1995; File No.
70-9053, June 30, 1997).



Exhibit

Exhibit A -	Quarterly Report of Unitil Corporation and Its Subsidiaries
                by Short-term Borrowings and Money Pool Transactions for the second quarter of 1997.












				EXHIBIT  A
   QUARTERLY REPORT BY UNITIL CORPORATION AND ITS SUBSIDIARIES OF SHORT-TERM
     BORROWINGS AND MONEY POOL TRANSACTIONS  FOR THE SECOND QUARTER OF 1997







                                                     Exeter &
                                          Concord    Hampton       Fitchburg
                               UNITIL     Electric   Electric   Gas & Electric
                             Corporation  Company    Company     Light Company

(a)
Maximum Principal Amount
of Short-term Borrowings
Outstanding During the
Second Quarter:
     Money Pool                 N/A      $4,941,925  $4,435,866   $6,227,873
     Banks                  $17,525,000     None         None        None

(b)
Average Interest Rate for
the Money Pool Borrowings
During the Second Quarter*      N/A         6.112%      5.826%      6.145%

(c)
Maximum Amount Outstanding
By Company for Each Source
of Outside Borrowings
During the Second Quarter:
     Bank of Boston          $6,625,000     None         None        None
     Fleet Bank - NH         $8,000,000     None         None        None
     State Street Bank       $1,000,000     None         None        None
     Citizens Bank           $3,000,000     None         None        None

* Excludes Bank Service and Commitment Fees




				EXHIBIT A
  QUARTERLY REPORT BY UNITIL CORPORATION AND ITS SUBSIDIARIES OF SHORT-TERM
   BORROWINGS AND MONEY POOL TRANSACTIONS  FOR THE SECOND QUARTER OF 1997





                               UNITIL      UNITIL      UNITIL      UNITIL
                               Power       Realty      Service    Resources
                               Corp.       Corp.       Corp.        Inc.

(a)
Maximum Principal Amount
of Short-term Borrowings
Outstanding During the
Second Quarter:
     Money Pool             $5,405,739   $8,160,472   $1,583,277   $207,363
     Banks                     None         None         None        None

(b)
Average Interest Rate for
the Money Pool Borrowings
During the Second Quarter*    6.060%       6.033%       5.748%      5.617%

(c)
Maximum Amount Outstanding
By Company for Each Source
of Outside Borrowings
During the Second Quarter:
     Bank of Boston            None         None         None        None
     Fleet Bank - NH           None         None         None        None
     State Street Bank         None         None         None        None
     Citizens Bank             None         None         None        None
* Excludes Bank Service and Commitment Fees






                                  SIGNATURE






	Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Certificate to be signed on its behalf by the undersigned thereunto duly authorized.




                                       UNITIL CORPORATION




                          By:         /s/ Gail A. Siart
                                          Gail A. Siart
                                      Treasurer and Secretary


Dated:  July 17, 1997